SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
A PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 30, 2008

1. DATE AND TIME: September 30, 2008, at 2:00 p.m. 2. PLACE: The Company’s principal place of business located at Rua Eteno, 1561, Complexo Petroquímico de Camaçari, CEP 42.810 -000, Municipality of Camaçari, State of Bahia. 3. CALL NOTICE: The Call Notice was published, pursuant to article 124 of Law 6404/76, on the following days: on September 13/14, 16 and 17, 2008, in the "Official Gazette of the State of Bahia"; on September 15, 16 and 17, 2008, in the newspaper "A Tarde"; and it was widely disclosed according to CVM Rulings Nos. 02/78 and 207/94, on September 15, 16 and 17, 2008 in the newspaper "Valor Econômico". In compliance with CVM Rulings Nos. 358/2002 and 319/1999, respectively, the “Relevant Fact” was published in the "Official Gazette of the State of Bahia" on September 13/14, 2008, in the newspaper "A Tarde" on September 13, 2008, and in the newspaper “Valor Econômico”, on September 15, 2008, with the respective erratum being published in the such vehicles on September 17, 2008. ATTENDANCE: Shareholders representing more than ninety percent (90%) of the Company’s voting capital, as per the signatures below and those affixed to the Shareholders’ Attendance Book. The meeting also had the presence of (a) Mr. Manoel Mota Fonseca, representative of the Company’s Fiscal Council; (b) Mr. Joel Benedito Júnior, representative of the Company’s management; (c) Mr. Felipe Edmond Ayoub, Brazilian, married, accountant, bearer of Identity Card RG No. 15.895.085 SSP/SP, enrolled with the Individual Taxpayers’ Register (CPF) under No. 125.046.418 -85 and with the Regional Accounting Council of the State of Bahia under No. 1SP187402/O-4 “S” BA, partner of PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1.400, 9th and 10th, and 13th to 17th floors, Torre Torino, secondarily enrolled with the Regional Accounting Council of the State of Bahia under No. CRC 2SP000160/O-5 “F” BA, and with the National Register of Legal Entities (CNPJ/MF) under No. 61.562.112/0004 -73 (“PWC”), (d) Mr. Antônio Vargas Vieira, Brazilian, accountant, bearer of Identity Card RG No. 1.382.344 SSP/BA, enrolled with the Regional Accounting Council of the State of Bahia under No. 1.382.344, Manager of KPMG Auditores Independentes, a company established in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 33, enrolled with CNPJ/MF under No. 57.755.217/0001 -29, originally registered with the Regional Accounting Council of the State of São Paulo and secondarily registered with the State of Bahia CRC 2SP014428/O-6-S-BA (“KPMG”), and (e) Ms. Graciema M. C. G. Bertoletti, enrolled with CPF/MF under No. 021.808.037 -96, representative of Calyon Corporate Finance Brasil – Consultoria Financeira Ltda, with its principal place of business at Alameda Itu, 852, 16th floor, Jardim Paulista, São Paulo/SP, and enrolled with CNPJ/MF under No. 00.697.097/0001 -33 (“Calyon”). The presence of shareholders owning preferred shares was also recorded, as per the signatures contained in the Shareholders’ Attendance Book. 5. PRESIDING BOARD: Pedro Oliveira da Costa - Chairman, and Marcella Menezes Fagundes – Secretary, elected as established in article 17 of the Bylaws.

6. AGENDA: (1) approval and ratification of the appointment and retaining by the Company’s managers of the specialized companies that will be liable for issuing appraisal reports on the equities of Ipiranga Petroquímica S/A (“IPQ”) and the Company; (2) review, discussion and approval of the documents concerning the IPQ merger into the Company; (3) approval of the IPQ merger into the Company, with the consequent capital increase of Braskem through the issue of new class “A” preferred shares; (4) approval of the change in article 4 of the Company’s Bylaws in view of its capital increase; and (5) authorization for the Company’s management to perform such acts as shall be needed to formalize the above matters; 7. FISCAL COUNCIL’S OPINION: The Company’s Fiscal Council, in an Opinion issued on September 12, 2008, expressed itself favorably to approval of the proposal for merger of IPQ into the Company, as well as to approval of the “Protocol and Justification of the Merger of Ipiranga Petroquímica S.A. into Braskem S.A.”, and the documents supporting such corporate transactions. 8. RESOLUTIONS: The matters established in the Agenda were put to discussion and voting, and the resolutions below were unanimously approved by the attendees: 8.1. to authorize the drawing-up of these minutes in summary form, as well as publication of such minutes omitting the signatures of the shareholders present, under the terms of article 130 and its paragraphs, of Law 6404/76; 8.2. APPROVAL AND RATIFICATION OF THE RETAINING OF SPECIALIZED COMPANIES – to approve and ratify the appointment previously made by the Company’s management, and the actual retaining of the following specialized companies: (a) PWC, identified above, which will be liable for reviewing and auditing the financial statements of IPQ, a company with its principal place of business III Pólo Petroquímico, Lote 04, in the Municipality of Triunfo, State of Rio Grande do Sul, enrolled with the National Register of Legal Entities (CNPJ/MF) under No. 88.939.236/0001 -39 (“IPQ Financial Statements”), and for preparing the appraisal reports (i) on the book net equity of IPQ, for purposes of the Company’s accounting entries, and calculation of the reimbursement amount of the shares issued by IPQ, in the event of possible exercise of the right to withdraw by its shareholders, pursuant to articles 137 and 45 of Law 6.404/76 (“IPQ Accounting Appraisal Report”), and (ii) on the net equity of IPQ at market prices (“Appraisal Report on the IPQ Net Equity at Market Price”), for purposes of the comparison set forth in article 264 and respective paragraphs, of Law 6404/76, which relied on the appraisal reports of the fixed and intangible assets, prepared according to the same criteria and on the same date, respectively, by the specialized companies Stima Engenharia Ltda., with its principal place of business at Av. Fagundes Filho, 141, suites 55/56, 5th floor, São Paulo/SP, enrolled with CNPJ/MF under No. 06.932.665/0001 -10 and with CREA-SP under No. 071.708 -8 (“Stima”), and Apsis Consultoria Empresarial Ltda., with its principal place of business at Al. Franca, 1467, suite 44, 4th floor, São Paulo/SP, enrolled with CNPJ/MF under No. 27.281.922/0001 -70 (“Apsis”), which were represented at the Meeting by Messrs. Eugenio Risovas Sobrinho, Brazilian, system analyst, enrolled with CPF/MF under No. 087.054.068 -89, bearer of Identity Card RG No. 14.197.767, and Antonio Luiz Feijó Nicolau, Brazilian, graduated in law, enrolled with CPF/MF under No. 281.566.767 -34, bearer of Identity Card RG No. 812.509.62 -8 IFP/RJ, respectively, (b) KPMG, identified above, which will be liable for reviewing and auditing the Company’s financial statements (“Company’s Financial Statements”) and for preparing the appraisal report on the net equity of the Company at market prices (“Appraisal Report on the Company’s Net Equity at Market Price”), for purposes of the comparison set out in article 264 and respective paragraphs, of Law 6.404/76, which relied on the appraisal reports of the fixed and intangible assets, prepared according to the same criteria and on the same date, respectively, by the specialized companies Stima and Apsis, and (c) Calyon, identified above, which will be liable for preparing the appraisal report at economic value on the net assets of IPQ and the Company (“Appraisal Report at Economic Value”). PWC, KPMG and Calyon, represented at the Meeting by Messrs. Felipe Ayoub, Eugênio Risovas Sobrinho and Ms. Graciema M. C. G. Bertoletti, respectively, offered to clarify any doubts of the attending shareholders. PWC and KPMG then conducted an evaluation of IPQ and the Company, as described above, on the base date of July 31, 2008 (“Base Date”) and Calyon conducted the evaluation described above based on the balance sheet drawn up on June 30, 2008 and on subsequent events that occurred in the month of July 2008; 8.3. IPQ MERGER – (i) to approve, without any proviso, the terms and conditions of the “Protocol and Justification of Merger of Ipiranga Petroquímica S.A. into Braskem S.A.” executed by the IPQ and the Company managements on September 12, 2008, specifying the purpose, the bases and the other conditions related to the merger of IPQ into the Company, pursuant to the provisions of articles 224, 225, 227 and 264 of Law 6404/76; such document, which was presented by the Chairman and reviewed by the attendees, was initialed by the Presiding Board and filed at the Company’s headquarters, a copy of which, after initialed by the Secretary, is made an integral part of these minutes as Exhibit I (“Protocol and Justification”); (ii) to approve, after they have been reviewed and discussed, without any proviso, (a) the Company’s Financial Statements prepared on the Base Date by KPMG (Exhibit II); (b) the IPQ Financial Statements, prepared by PWC (Exhibit III); (c) the Accounting Appraisal Report of IPQ, prepared on the Base Date, by PWC (Exhibit IV); (d) the Appraisal Report of the IPQ Net Equity at Market Price, prepared on the Base Date, by PWC (Exhibit V), (e) the Appraisal Report of the Company Net Equity at Market Price, prepared on the Base Date, by KPMG (Exhibit VI), and (f) the Appraisal Report at Economic Value prepared by Calyon based on the balance sheet as of June 30, 2008 and on subsequent events that occurred in July 2008, for adjustment purposes (Exhibit VII); such documents, which were presented by the Chairman and reviewed by the attendees, were initialed by the Presiding Board and filed at the Company’s headquarters, copies of which, after initialed by the Secretary, are made an integral part of these minutes. The Accounting Appraisal Report of IPQ, shows, as of the Base Date, the book net equity of R$1,994,425,385.22. The Appraisal Report on the IPQ Net Equity at Market Price shows, as of the Base Date, the amount of R$ 4,768,308,198.72. On the Base Date, the Appraisal Report on the Company Net Equity at Market Price shows the amount of R$14,868,959,541.41. Furthermore, on the same Base Date, the Appraisal Report at Economic Value, resulted in the following amount brackets: R$3,961,000,000.00 to R$4,378,000,000.00, for the net assets of IPQ, and R$ 9,867,000,000.00 to R$10,906,000,000.00, for the net assets of the Company; (iii) to approve the replacement ratio of the preferred shares issued by IPQ for class “A” preferred shares issued by the Company, established on the basis of the economic values for the shares of IPQ and the Company, according to the terms and conditions established in the “Protocol and Justification” approved above, on the basis of which one (1) preferred share of IPQ will correspond to 0.0030483804923 class “A” preferred share of the Company; (iv) to approve the merger of IPQ, pursuant to the terms and conditions established in the “Protocol and Justification” approved above, whereupon all the properties, rights and obligations of IPQ in connection with or mentioned in the Accounting Appraisal Report of IPQ will be transferred to the Company, with the consequent extinguishing of IPQ by operation of law; however, the following establishments will be maintained and/or absorbed by the Company: a) the manufacturing unit located at III Pólo Petroquímico, Lote 04, Municipality of Triunfo, State of Rio Grande do Sul, CEP: 95853-000, enrolled with CNPJ/MF under No. 88.939.236/0001 -39, the former headquarters of IPQ, which will become a branch of the Company; b) the manufacturing unit located at BR 386, Rodovia Tabaí – Canoas, Km 419, Via de Contorno, 850, District of Passo Raso, Municipality of Triunfo, State of Rio Grande do Sul, CEP: 95853-000, the former headquarters of Companhia Petroquímica do Sul – Copesul (“Copesul”), which became a branch of IPQ at the time of the merger of Copesul into IPQ, on September 11, 2008, enrolled with CNPJ/MF under No. 88.948.492/0001 -92, which is being changed due to the reasons expounded above and which, as from this date, will become a branch of the Company; c) Office located at Rua Dolores Alcaraz Caldas, 90, 7th and 10th floors, Municipality of Porto Alegre, State of Rio Grande do Sul, CEP: 90110-180, enrolled with CNPJ/MF under No. 88.939.236/0004 -81, which will be absorbed by the Company branch previously located at Av. Carlos Gomes, 75, suites 601 and 602, Auxiliadora, in the City of Porto Alegre, State of Rio Grande do Sul, which is now being moved to Rua Dolores Alcaraz Caldas, 90, 7th and 10th floors, enrolled with CNPJ/MF under No. 42.150.391/0015 -76; d) an indoor warehouse located at Píer 2, Seção da Barra, s/nº, Municipality of Rio Grande, State of Rio Grande do Sul, CEP: 96209-030, the former establishment of Copesul, which became a branch of IPQ at the time of merger of Copesul into IPQ on September 11, 2008, enrolled with CNPJ/MF under No. 88.948.492/0004 -35, now being changed due to the reasons expounded above, and which, as from this date, will become a branch of the Company, e) a terminal located at RS 30, Rodovia Cristóvão P. de Abreu, Km 103, Municipality of Osório, State of Rio Grande do Sul, CEP: 95520-000, the former establishment of Copesul, which became a branch of IPQ at the time of merger of Copesul into IPQ on September 11, 2008, enrolled with CNPJ/MF under No. 88.948.492/0005 -16, now being changed due to the reasons expounded above, and which, as from this date, will become a branch of the Company; f) an office located at Av. das Nações Unidas, 4.777, 2nd floor (part), Alto de Pinheiros, in the Municipality of São Paulo, State of São Paulo, CEP: 05477-000, enrolled with CNPJ/MF under No. 88.939.236/0005 -62, which will be absorbed by the Company’s branch located at the same address, enrolled with CNPJ/MF under No. 42.150.391/0007 -66; and g) an office located at Rua Francisco Eugênio, 329, 3rd floor, Suite B, São Cristóvão, in the Municipality of Rio de Janeiro, State of Rio de Janeiro, CEP: 20.941 -900, enrolled with CNPJ/MF under No. 88.939.236/0003 -09, which will become a branch of the Company; (v) to establish that the Company will be the general legal successor of IPQ as regards all rights and obligations and that, since the merger of IPQ into the Company involves both controlling and controlled companies, the provisions of article 226, paragraph 1 of Law 6404/76 shall apply, and the 32,589,594,686 common shares and the 36,571,689,172 preferred shares issued by IPQ, which are held by the Company, shall be cancelled;

8.4. APPROVAL OF THE COMPANY’S CAPITAL INCREASE – by reason of the approval of the merger of IPQ, (i) to approve the Company’s capital increase in the amount of R$14,146,111.98, which will raise from R$5,361,655,888.67 to R$5,375,802,000.65, upon the issue of 1,506,061 class “A” preferred shares, all registered and without par value, which will be delivered to the IPQ shareholders ratably to their participation in the capital of IPQ; and (ii) to approve, consequently, the change of article 4 of the Company’s bylaws, which will take effect with the following new wording: “Article 4 – The Company’s capital is five billion three hundred and seventy-five million eight hundred and two thousand reais and sixty-five centavos (R$ 5,375,802,000.65), divided into five hundred and twenty-four million three hundred and ninety-one thousand six hundred and fifty-four (524,391,654) shares, of which one hundred and ninety-six million seven hundred and fourteen thousand one hundred and ninety (196,714,190) are common shares, three hundred and twenty-six million eight hundred and seventy-four thousand three hundred and ninety-eight (326,874,398) are class “A” preferred shares, and eight hundred and three thousand and sixty-six (803,066) are class “B” preferred shares; 8.5. also as a result of the merger decided herein, to establish that (i) the fractions of class ”A” preferred shares deriving from the replacement of the position of each IPQ shareholder were rounded down to the next whole number, and the difference will be credited in cash by the Company to the respective shareholders, based on the book value, according to the information recorded in the custodian institution or to checking accounts to be informed by such shareholders, and (ii) the shares deriving from the possible exercise of the right to withdraw will be kept in treasury for future cancellation or sale at stock exchanges, with the respective holders being entitled to receive the reimbursement amount on the basis of the respective book value, as established in the Protocol and Justification; 8.6. to authorize the Company’s management, represented pursuant to its Bylaws, to perform all such acts as shall be deemed necessary to implement and formalize the merger of IPQ; 9. CLOSING: As there were no further subjects to be discussed, the Extraordinary General Meeting was ended and these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all of the Shareholders present at the meeting, who reached the quorum required for the validity of the resolutions, and by decision of the Shareholders, the extraction of the certificates needed by the Secretary was authorized. Camaçari, State of Bahia, September 30, 2008. [Presiding Board: Pedro Oliveira da Costa – Chairman, and Marcella Menezes Fagundes – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Pedro Oliveira da Costa); Odebrecht S.A. (by Pedro Oliveira da Costa); and Petrobras Química S.A. – Petroquisa (by Mario Jorge Cabral)].

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes
Secretary

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 02, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.